Exhbit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Neptune Technologies & Bioressources retains ROI Group to serve as investor relations counsel

    <<
               Developer of Marine-Derived Nutritional Products
                      Seeks to Widen U.S. Investor Base
    >>

    LAVAL, QC, July 16 /CNW Telbec/ Neptune Technologies & Bioressources Inc.
(TSX.V.NTB) announced today that it has retained ROI Group LLC as its new investor relations counsel for the U.S. market. Neptune Technologies &
Bioressources extracts, scientifically validates, and markets natural health products extracted from marine biomasses, and currently provides the world's only FDA-approved oil from krill.
    ROI will provide NTB with a comprehensive investor outreach program to introduce its compelling investment story to a broad range of targeted potential investors, with the goal of increasing liquidity of NTB common stock and significantly enhancing NTB's shareholder value.
    "We are extremely pleased to be working with ROI Group's seasoned professionals," stated Mr. Andr Godin, NTB Vice-President, Administration and
Finance. "Our goal in hiring ROI is to help us communicate our increasingly strong investment story to target audiences both directly, and through the media," Mr. Godin continued. "Given ROI's extensive experience working with small-capitalization companies, particularly companies in the health and wellness enhancement market we are confident that ROI is well-positioned to assist us in building our U.S. shareholder base," concluded Mr. Godin.
    "We are gratified to have been retained by Neptune Technologies, and confident that, based on our in depth expertise in working with companies whose products enhance health and wellness, we can dramatically increase awareness of the Company and the strong investment opportunity it represents, amongst U.S. investors," stated John Tsemberides of ROI Group.
    The initial term of the agreement that includes a monthly retainer of
$8,000USD is for a period of 6 months, plus an extension option for another
6 months. ROI Group LLC will also be compensated with 125,000 options in the
Company exercisable at $7.50 per share for the first 6 months and
125,000 options exercisable at $8.50 per share for the second period of 6 months, if the extension option period is exercised. The options will vest over a period of 18 months and are subject to the prior acceptance of
Neptune's Board of Directors.

    About ROI Group LLC

    ROI Group is an investor relations boutique providing a full range of investor relations services to broaden awareness and facilitate the growth of small-cap companies. ROI develops individualized strategic investor relations programs; provides access to supportive capital raising and M&A activities, and develops and implements targeted financial public relations programs.
Founded in 2001, ROI serves emerging private and public companies in a broad array of industries.

    About Neptune Technologies & Bioressources, Inc.

    Neptune Technologies & Bioressources Inc. develops proprietary and potent health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract(TM)). Using its proprietary process, Neptune Technologies & Bioressources Inc. is strategically positioning itself in the health and wellness market.
    Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The
Company develops and markets new formulas and new products for specific applications in high growth markets such as the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

    The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

    Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the
Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from the historical results, from any future results expressed, or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects,"
"intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission.
    %SEDAR: 00015144E          %CIK: 0001401395

    /For further information: John Tsemberides, ROI Group LLC, (212)
495-0743, john(at)roiny.com; Andr Godin, V-P, Administration and Finance,
Neptune Technologies & Bioressources, Inc., agodin(at)neptunebiotech.com;
www.neptunebiotech.com/
    (NTB.)

CO:  NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

CNW 15:50e 16-JUL-07